Exhibit 21.1

Subsidiaries of the Registrant

The following sets forth the Registrant’s subsidiaries as of August 31, 2012:

Country	Subsidiary

Singapore	Violin Memory Singapore Pte. Ltd.

Japan	Violin Memory K.K.

England and Wales	Violin Memory Europe Ltd.

United States	Violin Memory Federal Systems, Inc.